Exhibit 99.1

China Digital TV Provides Update on the Sale of its Interests in Super TV

BEIJING, Jan. 11, 2017 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), one of the leading providers of cloud-based application platforms and conditional access systems which enable China's digital cable television market to offer and secure diversified content services, today provided a further update on the pending sale of its interests in Beijing Super TV Co., Ltd. ("Super TV"), as held by Golden Benefit Technology Limited (“Golden Benefit”), an indirect wholly-owned subsidiary of the Company.

Pursuant to the previously disclosed Equity Transfer Agreement dated November 7, 2016 (the “ETA”) and Supplemental Agreement to Equity Transfer Agreement dated December 28, 2016 (the “SA”), the Company has received, through its Chinese affiliate, an amount equal to RMB610 million less the previously received deposit, from Changxing Bao Li Rui Xin Technology Co., Ltd. (the “Buyer”). Super TV has also completed the change of its business registration with the Beijing Administration for Industry and Commerce, as provided in the SA.

Pursuant to the SA, the Buyer is required to proceed with the procedures for converting the RMB610 million into US dollars and paying such converted amount to an offshore account designated by Golden Benefit, as soon as possible but in any event no later than September 30, 2017. Until the completion of the currency exchange and payment, the amount is required to be held in the onshore account of the Company’s Chinese affiliate.

The transaction is expected to close once the Buyer coverts the RMB610 million into US dollars and pays such amount to an offshore account designated by Golden Benefit. The closing of the transaction (the “Closing”) is subject to certain conditions precedent, including the approval required under policies of the State Administration of Foreign Exchange. There is no assurance that all conditions precedent to the Closing will be satisfied or waived.

China Digital TV’s press releases regarding its proposed sale of its interests in Super TV and SEC filings can be found on the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the expected closing of the sale of the Company’s interests in Super TV and statements regarding the outlook and comments by management about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV's strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-1950

Email: stv@icrinc.com